April 15, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Dana Hartz
Staff Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-16725

Dear Ms. Hartz:

This confirms our telephone conversation on Tuesday, April 14, 2009, concerning the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comments in its letter dated April 3, 2009 (the “Comment Letter”), addressed to Terrance J. Lillis, Senior Vice President and Chief Financial Officer of the company, concerning the above-referenced annual report on Form 10-K.

The Comment Letter requested the company to inform the Staff when the company will provide a response to the Staff. The company has been working diligently on its response, with an initial goal of responding by April 17, 2009 (ten business days from the date of the Comment Letter). However, the same accounting professionals involved with the preparation and review of the response are also heavily involved with the reporting process for the quarter ended March 31, 2009. In addition, the company is considering the early adoption of recent guidance issued by the Financial Accounting Standards Board, a process which adds to the work-loads of these same accountants. Accordingly, the company plans to provide its response no later than May 8, 2009, subsequent to the completion of the quarterly reporting process and the filing of the company’s first quarter 10-Q.

Please let me know if your understanding of our agreement is inconsistent with what I have described.  Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:	Jim B. Rosenberg (Securities and Exchange Commission)
Don Abbott (Securities and Exchange Commission)
Terrance J. Lillis (Principal Financial Group, Inc.)